Exhibit 11

Horace Mann Educators Corporation

Computation of Net Income per Share (Unaudited)

For the Three and Nine Months Ended September 30, 2012 and 2011

(Amounts in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2012	2011	2012	2011
		As Adjusted		As Adjusted
Basic – assumes no dilution:

Net income	$32,266	$23,637	$72,040	$37,593

Weighted average number of common shares outstanding during the period	39,381	39,919	39,572	39,854

Net income per share – basic	$0.82	$0.59	$1.82	$0.94

Diluted – assumes full dilution:

Net income	$32,266	$23,637	$72,040	$37,593

Weighted average number of common shares outstanding during the period	39,381	39,919	39,572	39,854
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	244	162	210	231
Common stock units related to deferred compensation for Directors	111	112	111	112
Common stock units related to deferred compensation for Employees	117	114	117	114
Restricted common stock units related to incentive compensation	1,285	1,144	1,285	1,144

Total common and common equivalent shares adjusted to calculate diluted earnings per share	41,138	41,451	41,295	41,455

Net income per share – diluted	$0.78	$0.57	$1.74	$0.91